UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On December 3, 2025, Virax Biolabs Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of $5,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 12,500,000 ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”) and (ii) preferred investment options to purchase up to 12,500,000 Ordinary Shares (the “Preferred Options”) at a purchase price of $0.3999 per Pre-Funded Warrant and associated Preferred Option (the “Offering”).

In addition, the Company issued warrants to purchase up to 875,000 Ordinary Shares at $0.50 per share to H.C. Wainwright & Co., placement agent of the Offering, or its designees (the “Placement Agent Warrants”), which have substantially the same terms as the Preferred Options described above except for the exercise price. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. The Offering closed on December 4, 2025.

The Company offered Pre-Funded Warrants to the Purchaser in lieu of the Ordinary Shares because its purchase of Ordinary Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding Ordinary Shares immediately following the consummation of the Offering. The Pre-Funded Warrants have an exercise price of $0.0001 per share, may be exercised commencing on the issuance date and do not expire. The Preferred Options have an exercise price of $0.40 per Ordinary Share and will be exercisable immediately upon issuance for a period of five years from the date of effectiveness of the registration statement referred to below.

The Pre-Funded Warrants and Preferred Options are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants or the Preferred Options. The exercise of the Pre-Funded Warrants and/or Preferred Options will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Pre-Funded Warrants or Preferred Options, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 9.99% or 4.99%, respectively, of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Pre-Funded Warrant or Preferred Options, as applicable, held by the holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 61 days’ advance notice to the Company, which 61-day period cannot be waived.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchaser in which it has agreed to file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of all of the Ordinary Shares issuable upon exercise of the Pre-Funded Warrant and the Preferred Option within fifteen calendar days after the date of the Registration Rights Agreement, to use best efforts to cause the registration statement to become effective by the 30th calendar day following the date of the Registration Rights Agreement (or, in the event of a “full review” by the SEC, the 45th calendar day) and to maintain the effectiveness thereof until the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

In addition, outstanding preferred investment options to purchase up to an aggregate of 1,200,000 Ordinary Shares that were previously issued by the Company to the Purchaser in a private placement consummated by the Company in March 2023 and have an exercise price of $2.934 per share were amended simultaneously with the closing of this Offering to (i) reduce the exercise price thereof to $0.40 per Ordinary Share and (ii) extend the term thereof to the fifth anniversary of the date of effectiveness of the registration statement referred to above.

The securities sold in the Offering were sold pursuant to an exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Purchaser represented to the Company that it is an accredited investor and has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Ordinary Shares to be issued upon exercise of the Pre-Funded Warrants and Preferred Options have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing descriptions of the documents referred to do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Registration Rights Agreement, Pre-Funded Warrants, Preferred Options, and Placement Agent Warrants attached hereto as Exhibits 10.1. 10.2, 10.3, 10.4 and 10.5 respectively, each of which is incorporated herein by reference.

Other Events.

The Company issued press releases on December 3, 2025, and December 4, 2025, relating to the Offering, which are attached as Exhibits 99.1 and 99.2 are incorporated by reference herein.

Exhibits

Exhibit No	Description

10.1	Form of Securities Purchase Agreement dated December 3, 2025
10.2	Form of Registration Rights Agreement dated December 3, 2025
10.3	Form of Pre-Funded Warrant
10.4	Form of Preferred Investment Option
10.5	Form of Placement Agent Warrant
99.1	Press Release dated December 3, 2025
99.2	Press Release dated December 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	December 4, 2025	By:	/s/ James Foster
James Foster, Chief Executive Officer